Exhibit 99.4

Aurizona Goldfields Corporation

(An Exploration Stage Company)

Consolidated Financial Statements

December 31, 2006 and 2005

US Dollars

AURIZONA GOLDFIELDS CORPORATION (An Exploration Stage Company)
Consolidated Balance Sheets
US Dollars

ASSETS	December 31, 2006	December 31, 2005 (Management Prepared)
Current
Cash and cash equivalents	$4,658	$4,041

LIABILITIES
Current
Accounts payable and accrued liabilities	$108,591	$8,095
Current portion of amount due to DNPM (Note 5)	246,169	--
	354,760	8,095

Due to Departamento Nacional de Produção Mineral (Note 5)	923,150	917,791
Due to related parties (Note 6)	12,548,412	12,119,603
	13,826,322	13,045,489

SHAREHOLDERS’ DEFICIENCY
Share Capital (Note 7) Authorized: Unlimited common shares without par value Issued and fully paid: 13,200,000 (2005 – 13,200,000 common shares)	20,000,000	20,000,000
Deficit	(33,821,664)	(33,041,448)
	(13,821,664)	(13,041,448)
	$4,658	$4,041

Going Concern (Note 1)
Contingency (Note 9)
Subsequent Event (Note 10)

ON BEHALF OF THE BOARD:

“Tim Searcy”	,	Director
“Marcel de Groot”	,	Director

- See Accompanying Notes -

AURIZONA GOLDFIELDS CORPORATION (An Exploration Stage Company)
Consolidated Statements of Loss and Deficit
US Dollars

	Year Ended December 31, 2006	Year Ended December 31, 2005 (Management Prepared)
Expenses
Exploration expenses – Exploration Costs Schedule	$660,039	$101,586
General and administrative expenses	31,395	33,238
Professional fees	162,228	21,622
Total Expenses	853,662	156,446

Other Items
Foreign exchange gain	(73,446)	(2,374)
Net Loss	$780,216	$154,072

Loss for the Year	(780,216)	(154,072)
Deficit - Beginning of year	(33,041,448)	(32,887,376)
Deficit - End of Year	$(33,821,664)	$(33,041,448)

Loss per Share - Basic and Diluted	$(0.06)	$(0.01)

Weighted Average Number of Common Shares	13,200,000	13,200,000

- See Accompanying Notes -

AURIZONA GOLDFIELDS CORPORATION (An Exploration Stage Company)
Statements of Cash Flows
US Dollars

	Year Ended December 31, 2006	Year Ended December 31, 2005 (Management Prepared)

Cash Provided By (Used In):
Operating Activities
Loss for the year	$(780,216)	$(154,072)

Changes in current assets and liabilities:
Accounts payable and accrued liabilities	100,496	1,024
Due to DNPM (Note 5)	251,528	--
	(428,192)	(153,048)

Financing Activities
Due to related parties	428,809	152,253
	428,809	152,253

Net Increase (Decrease) in Cash and Cash Equivalents	617	(795)
Cash and cash equivalents - Beginning of Year	4,041	4,836
Cash and Cash Equivalents - End of Year	$4,658	$4,041

- See Accompanying Notes –

AURIZONA GOLDFIELDS CORPORATION (An Exploration Stage Company)
Consolidated Schedule of Exploration Costs
US Dollars

	Year Ended December 31, 2006	Year Ended December 31, 2005 (Management Prepared)
Aurizona Project Costs
Field and general	$37,685	$17,606
Mineral property fees	500,826	--
Travel	11,234	4,274
Wages and salaries	110,294	79,706
Costs for the Year	$660,039	$101,586

- See Accompanying Notes –

AURIZONA GOLDFIELDS CORPORATION (An Exploration Stage Company)
Notes to Financial Statements
December 31, 2006 US Dollars

1.

Going Concern and Nature of Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption.  The Company has incurred significant operating losses over the past several fiscal years, is currently unable to self-finance operations, and has a working capital deficiency of $350,102 and a deficit of $33,821,664.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned (Note 10) will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these financial statements.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations.  The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral interests.  Also, the Company will have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties.  While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

Aurizona Goldfields Corporation (“Aurizona” or the “Company”) was incorporated in Canada on August 26, 1996.  The Company’s main business is acquiring and exploring mineral properties principally located in Brazil with the objective of identifying mineralized deposits of economic value.

2.

Significant Accounting Policies

a)  Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Mineração Aurizona S.A..  All significant inter-company transactions and balances have been eliminated.

These financial statements are presented in US Dollars and have been prepared in accordance with Canadian generally accepted accounting principles

AURIZONA GOLDFIELDS CORPORATION (An Exploration Stage Company)
Notes to Financial Statements
December 31, 2006 US Dollars

2.  Significant Accounting Policies – Continued

b)

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments that mature at point of purchase of 90 days or less.  The Company places its cash and cash equivalents with institutions of high-credit worthiness.

c)

Resource Property Costs

All exploration expenditures and property maintenance costs are expensed as incurred.  Significant property acquisition payments for active exploration properties are capitalized.  If no economically feasible ore body is discovered, previously capitalized costs are expensed in the period that the property is abandoned.  Capitalized costs will be amortized using the units-of-production method over the estimated life of the probable reserve.

The recoverability of the amounts capitalized for the undeveloped resource properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to farm out its resource properties, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

The Company assesses its capitalized resource property costs on a regular basis.  A property is written-down or written-off when the Company determines that no further work is warranted.  The Company will also reduce its capitalized resource property costs if no active exploration has been conducted on the property for a period of three or more years.

As at December 31, 2006 the Company did not have any capitalized resource property costs.

d)

Asset Retirement Obligations

Asset Retirement Obligations require recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

As at December 31, 2006 the Company did not have any asset retirement obligations.

AURIZONA GOLDFIELDS CORPORATION (An Exploration Stage Company)
Notes to Financial Statements
December 31, 2006 US Dollars

2.  Significant Accounting Policies - Continued

e)

Income Taxes

The asset and liability method is used for determining future income taxes.  Under the asset and liability method, the change in the net future income tax asset or liability is included in income.  The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as future income tax assets or liabilities.  Future income tax assets and liabilities are measured using the statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

f)

Share Capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

g)

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

h)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

l)  Foreign Currency Translation

i)

The consolidated financial statements are presented in US Dollars, which is the functional and presentation currency of the Company

ii)

Foreign currency transactions are accounted for at the rates of exchange ruling at the date of the transaction.  Monetary assets and liabilities are translated at year end exchange rates.  Gains and losses arising from on settlement of such transactions and from the translation of foreign currency monetary assets and liabilities are recognized in the income statement.

AURIZONA GOLDFIELDS CORPORATION (An Exploration Stage Company)
Notes to Financial Statements
December 31, 2006 US Dollars

3.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable, accrued liabilities and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or their capacity of prompt liquidation.

4.

Resource Properties

Aurizona is a gold project in the state of Maranhão, Brazil, with certain claims held in two exploration licences and the remainder held in a mining licence.  These licences were obtained through the Departamento Nacional de Produção Mineral (“DNPM”).

One exploration licence was valid for a period of three years commencing on September 9, 2003.  On July 3, 2006 the Company requested the renewal of the licence for a three year period.  Subsequent to year end the Company received a two year renewal, effective from March 26, 2007.

The second exploration licence is valid for a period of three years commencing on June 22, 2006.  The mining license has no expiry date.

5.

Due to DNPM

On August 28, 2006 an agreement was reached with the DNPM to pay $1,210,330 (2,587,686 Reais) in mineral fees owing on exploration licences which have since expired.  Under the terms of the agreement the fees will be paid in 59 monthly instalments and will be adjusted monthly for inflation and simple interest of 1%.  The current portion of the amount due to DNPM is estimated to be $246,169 (526,308 Reais)

6.

Due to Related Parties

The loans from related parties are unsecured, are non-interest bearing and have no specific terms of repayment and are due to the following parties:

	December 31, 2006	December 31, 2005 (Management Prepared)

Due to Eldorado Gold Corporation	$5,990,717	$5,987,902
Due to Brascan	6,557,695	6,131,701
	$12,548,412	$12,119,603

Brascan refers to Brascan Recursos Naturais SA, Brascan Natural Resources SA which are both wholly owned subsidiaries of Brascan Brasil and referred to collectively as “Brascan”.  Eldorado and Brascan were shareholders of Aurizona (Note 10).

AURIZONA GOLDFIELDS CORPORATION (An Exploration Stage Company)
Notes to Financial Statements
December 31, 2006 US Dollars

7.

Share Capital

Details are as follows:

	Number of Shares	Amount
Authorized:
Unlimited common shares without par value
Issued and outstanding:
Common shares
Balance – December 31, 2006 and 2005	13,200,000	$20,000,000

8.

Income Taxes

In Brazil, the Company has non-capital losses for income tax purposes of approximately $2,615,348 (5,591,614 Reais), which have no expiry date.

The Company has incurred in Brazil certain resource related expenditures of approximately $14,638,036 (31,296,122 Reais) which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

Future income tax assets are not recorded for the above tax loss carry-forwards due to complete uncertainty of their recovery. The tax losses may be subject to audit and adjustment by local tax authorities as well as other local regulations. Significant components of the Company’s future income tax assets, after applying enacted corporate income tax rates are as follows:

	December 31, 2006	December 31, 2005 (Management Prepared)

Non-capital losses	$889,218	$711,374
Tax value of resource property costs in excess of net book value	4,391,410	4,391,410

	5,280,628	5,102,784
Less: valuation allowances	(5,280,628)	(5,102,784)

	$-	$-

AURIZONA GOLDFIELDS CORPORATION (An Exploration Stage Company)
Notes to Financial Statements
December 31, 2006 US Dollars

9.

Contingency

On January 10, 1984, MASA and Companhia Paraense de Minérios Ltda. (CPM) entered into a services agreement for work in the area of the mining concession. The agreement set forth that MASA could terminate it at anytime, provided that CPM was reimbursed for the costs and expenses incurred. Accordingly, MASA terminated such Agreement in 1985.

In 1995, CPM filed a lawsuit against MASA claiming for compensation in the amount of $989,021 (2,114,526 Reais) as reimbursement of costs and expenses incurred by CPM, coupled with compensation for losses and damages, due to the unilateral termination of the agreement by MASA.

To date CPM has not submitted evidence of any expenses actually incurred with the exploration works and, due to lack of progress, the matter is currently being reviewed by a judge.  Management feels the lawsuit is baseless and does not expect a judgement to be rendered against the Company.

The Company is also the defendant in three other lawsuits, two of which are labour related and the third related to a tax dispute.  If not settled in the Company’s favour, the total maximum judgment against the Company would be approximately $6,000 (13,000 Reais).  The cases are pending judgment.

10.

Subsequent Event

Acquisition of Aurizona

On January 31, 2007, Luna Gold Corp. acquired 100% of the issued shares of Aurizona from Brascan Recursos Naturais SA, Brascan Natural Resources SA (both wholly owned subsidiaries of Brascan Brasil) and Eldorado Gold Corporation.